Mail Stop 4561
via fax (214) 939-5849

December 28, 2006

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
2001 152nd Ave NE
Redmond, WA 98052

>   **Re: Tribeworks, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
>   **Filed December 21, 2006**
>   **Form 10-Q/A for Quarters Ended March 31, 2006 and June 30, 2006**
>   **Filed November 17, 2006**
>   **Form 8-K and Form 8-K/A Filed December 22, 2006**

Dear Mr. Jacobson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Filed on December 21, 2005

General

1.	We note your references throughout your Amended Form 10-K where you indicate that the restatement of the 2005 financial statements was a result of a "change in accounting policy". It appears, however, that the restatement was for a correction of an error as the Company had erroneously expensed certain software development costs rather than capitalize them. We do not understand how this correction is a policy change. Please explain or revise your disclosures accordingly.

2.	Additionally, tell us how your auditors considered including a reference in their audit report related to this correction of an error. We refer you to AU 508.16 and AU 561.06.

Forms 8-K and 8-K/A Filed on December 22, 2006

3.	You indicate that the previously issued financial statements with respect to the annual report for fiscal year ending December 31, 2005 should no longer be relied. We note that the Company also previously amended your March 31, 2006 and June 30, 2006 Forms 10-Q for the same errors that you identified in the Amended Form 10-K. Please revise to clarify that the quarterly reports for the quarters ended March 31, 2006 and June 30, 2006 should no longer be relied upon, as well.

4.	We note that you concluded in your Amended Form 10-K and Forms 10-Q that your disclosure controls and procedures were effective as of December 31, 2005 March 31, 2006 and June 30, 2006. Tell us how you determined that your disclosure controls and procedures were effective at each of these dates considering you did not discover an error in your December 31, 2005 financial statements until November 17, 2006.

5.	We note that "since the acquisition of Atlas Technology Group ("Atlas") and discontinuance of one of the operating subsidiaries of the Company, Tribeworks Development Corporation ("TDC"), the Company has changed certain of its accounting policies." Please amend your Form 8-K to clarify these changes and disclose and quantify the impact on your (amended) quarterly reports for the periods ending March 31, 2006 and June 30, 2006.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief